Exhibit (a)(1)(xii)
Date: January 29, 2010
To: DISH Employees with DISH Stock Options
From: OptionExchange@dishnetwork.com
Re: Amendment of the Offer to Exchange
IMPORTANT — PLEASE READ IMMEDIATELY.
We have filed an amended Offer to Exchange with the Securities and Exchange Commission (“SEC”), solely to reflect the following two changes: (i) Eligible Employees may now submit or withdraw their Election Form via facsimile, in addition to email; and (ii) the timeframe for one of the conditions of the Offer to Exchange has been clarified, as set forth below.
Delivery via Fax: In order to accommodate an additional method of delivery for your Election Form, we will allow for the submission or withdrawal of your Election Form via facsimile at (303) 723-3507. This additional delivery method is in addition to the current method of delivery via email to OptionExchange@dishnetwork.com, which is the preferred method.
IF YOU HAVE ALREADY SUBMITTED YOUR ELECTION FORM, YOU DO NOT NEED TO RESUBMIT YOUR ELECTION FORM UNLESS YOU WANT TO CHANGE OR WITHDRAW YOUR ELECTION. If you have not already submitted your Election Form or you have already submitted your Election Form and you want to change or withdraw your election, you must submit your Election Form to us via e-mail at OptionExchange@dishnetwork.com, which is the preferred method, or via facsimile at (303) 723-3507. Your Election Form was previously sent to you on January 19, 2010 from the OptionExchange@dishnetwork.com. Notwithstanding the instructions contained in the Election Form, you may submit your Election Form via facsimile at (303) 723-3507. We will not accept Election Forms submitted by any other means, including but not limited to, hand delivery, email to any other email address or facsimile to any other facsimile number, intraoffice mail, U.S. mail (or other post) or overnight or other courier.
Condition Timeframe Clarification: We are also clarifying that the market price condition relating to DISH Network’s Class A common stock in Section 7(g) of the Offer to Exchange is based on the closing price of DISH Network’s Class A common stock on January 19, 2010. Accordingly, we have revised the condition set forth in Section 7(g) of the Offer to Exchange to include the underlined language:
“any decrease of greater than 20% of the market price of the shares of our Class A common stock from the closing price of our Class A common stock on January 19, 2010 or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of DISH or on the trading in our Class A common stock;”
As set forth in Section 7, if any of the events listed in that section have occurred, or in our reasonable judgment, have been determined by us to have occurred, we may, in our discretion, determine not to accept your election to adjust the exercise price of any Eligible Incentive Stock Options, and we may, in our discretion, terminate or amend the Offer to Exchange, or postpone our acceptance of any Eligible Incentive Stock Options for which an adjustment has been elected, in each case subject to certain limitations and in the manner set forth in Section 18 of the Offer to Exchange.
The Offer to Exchange ends at 6:00 p.m. (Mountain Time), on February 17, 2010, unless extended in accordance with the Offer to Exchange. Please note that all other terms (including timing) of the Offer to Exchange have not changed. The amended Offer to Exchange documents and related offer materials were filed with the SEC today and are available free of charge at www.sec.gov. If you have further questions or would like to request a copy of the amended Offer to Exchange documents and related offer materials or another copy of your Election Form, you may send an e-mail to Stock.Options@dishnetwork.com, which is the preferred method, or call the Offer to Exchange information line at 1-877-270-6042. There is no need to reply to this email message.